UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.
(Name of Subject Company)

TELECOM ARGENTINA S.A.
(Name of Person(s) Filing Statement)

Class B Common Shares Par value 1 peso (“Class B Shares”)

and American Depositary Shares, each representing 5 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)

American Depositary Shares (879273209)

(CUSIP Number of Class of Securities)

Pedro Insussarry
Market Relations Officer
Tel: + 5411 4968-3743
Avda. Alicia Moreau de Justo No. 50
Ciudad Autonoma de Buenos Aires - C1107AAB
Argentina

with copies to:

Andrés de la Cruz, Esq.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* * *

LEGAL DISCLAIMER

Neither Fintech Telecom, LLC (“FTL”) nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, FTL will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Telecom Argentina S.A (“TEO”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. U.S. Holders of TEO may obtain a free copy of the Tender Offer Statement and its exhibits and the other related documents (when available) filed by FTL and the Solicitation/Recommendation Statement and other related documents (when available) filed by TEO, in each case, with the SEC at the SEC’s website at www.sec.gov.

This Schedule 14D-9 incorporates by reference the Form 6-K submitted to the SEC by TEO on September 6, 2016, which relates to the tender offer described in the preceding paragraph.

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.